

November 7, 2013

Via E-mail
Ms. Jane Nielsen
Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re:** **Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 22, 2013**
> **File No. 001-16153**

Dear Ms. Nielsen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. You appear to have some discussion of the sales for each of your segments. However, readers could benefit from a more robust segment discussion and analysis. Please disclose in future filings the business reasons for the changes between periods in the operating results of each of your segments discussed in Note 15 of your financial statements, as well as the amounts shown in the "Other" and "Corporate Unallocated" columns. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us a sample of

your expanded segment discussion and analysis for fiscal 2013 as compared to fiscal 2012. See Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350, FRR 501.04 and FRR 501.06.

Net Sales, page 33

2.   You include internet sales in your comparable store sales. To the extent internet sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the internet activity or provide transparent disclosure regarding the impact of internet sales on this metric. Please provide us a sample of how this would have been presented in your fiscal 2013 disclosure.

Operating Income, page 34

3.   In your letter dated December 2, 2011, in your response to our prior comment two of our review of your Form 10-K for the fiscal year ended July 2, 2011, you proposed to include disclosure in your future filings to clarify that your gross margins may not be comparable to those of other entities because some entities include all of the costs related to their distribution network in cost of sales while you exclude a portion of them from gross margin. This disclosure does not appear in your current Form 10-K. Please confirm that you will include this disclosure in future filings and provide us a sample of your proposed future disclosure.

Financial Statements, page 54
Notes to Consolidated Financial Statements, page 62
Note 15 – Segment Information, page 82

4.   We note you have changed your reportable segments in fiscal year 2013. Please tell us how you identified your operating segments. Please also explain how you applied the aggregation criteria, including considerations of economic similarity, in arriving at your reportable segments. Refer to ASC 280-10-50-11.

5.   You disclose your various product offerings as a percentage of sales on page 3. In future filings, please revise your segment footnote to disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us with a sample of your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining